Demeter Management Corporation
                         825 Third Avenue, 9th Floor
                         New York, NY 10022


MORGAN STANLEY

ADDRESS SERVICE REQUESTED










[Recycle Logo] printed on recycled paper





                             MORGAN STANLEY
                             SPECTRUM SERIES




January 2004
Monthly Report




This Monthly Report supplements the Spectrum Funds' Prospectus dated April 28, 2003 and the Prospectus Supplement dated December 17, 2003.





                                                       Issued: February 27, 2004

MORGAN STANLEY

MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
HISTORICAL FUND PERFORMANCE

Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year each Fund has traded. Also provided is the inception-to-date return and the compound annualized return since inception for each Fund. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.



                       1991   1992   1993    1994   1995   1996   1997   1998   1999    2000   2001   2002   2003   2004
FUND                     %      %      %       %      %      %      %      %      %       %      %      %      %      %
--------------------------------------------------------------------------------------------------------------------------
Spectrum Currency ....  --     --     --      --     --     --     --     --     --     11.7   11.1   12.2   12.4   (0.9)
                                                                                      (6 mos.)                     (1 mo.)
--------------------------------------------------------------------------------------------------------------------------
Spectrum Global Balanced       --     --     (1.7)  22.8   (3.6)  18.2   16.4    0.8     0.9   (0.3) (10.1)  (6.2)  (0.9)
                                           (2 mos.)                                                                (1 mo.)
--------------------------------------------------------------------------------------------------------------------------
Spectrum Select .....  31.2  (14.4)  41.6    (5.1)  23.6    5.3    6.2   14.2   (7.6)    7.1    1.7   15.4    9.6   (2.1)
                     (5 mos.)                                                                                      (1 mo.)
--------------------------------------------------------------------------------------------------------------------------
Spectrum Strategic ..   --     --     --      0.1   10.5   (3.5)   0.4    7.8   37.2   (33.1)  (0.6)   9.4   24.0    0.5
                                           (2 mos.)                                                                (1 mo.)
--------------------------------------------------------------------------------------------------------------------------
Spectrum Technical ..   --     --     --     (2.2)  17.6   18.3    7.5   10.2   (7.5)    7.8   (7.2)  23.3   23.0    2.7
                                           (2 mos.)                                                                (1 mo.)
--------------------------------------------------------------------------------------------------------------------------

                         INCEPTION- COMPOUND
                           TO-DATE ANNUALIZED
                           RETURN    RETURN
FUND                          %         %
----------------------------------------------

Spectrum Currency ....      55.2      13.0

----------------------------------------------
Spectrum Global Balanced    53.3       4.7

----------------------------------------------
Spectrum Select .....       209.6      9.5

----------------------------------------------
Spectrum Strategic ..       43.8       4.0

----------------------------------------------
Spectrum Technical ..       132.6      9.6

----------------------------------------------

--------------------------------------------------------------------------------
 DEMETER MANAGEMENT CORPORATION
--------------------------------------------------------------------------------

 825 Third Avenue, 9th Floor
 New York, NY 10022
 Telephone (212) 310-6444

MORGAN STANLEY SPECTRUM SERIES
MONTHLY REPORT
JANUARY 2004

Dear Limited Partner:

   The Net Asset Value per Unit for each of the five Morgan Stanley Spectrum Funds as of January 31, 2004 was as follows:

FUND                         N.A.V.      % CHANGE FOR MONTH
--------------------------------------------------------------------------------
Spectrum Currency           $15.52                -0.85%
--------------------------------------------------------------------------------
Spectrum Global Balanced    $15.33                -0.90%
--------------------------------------------------------------------------------
Spectrum Select             $30.96                 2.14%
--------------------------------------------------------------------------------
Spectrum Strategic          $14.38                 0.51%
--------------------------------------------------------------------------------
Spectrum Technical          $23.26                 2.77%
--------------------------------------------------------------------------------

   Detailed performance information for each Fund is located in the body of the financial report. For each Fund, we provide a trading results by sector chart that portrays trading gains and trading losses for the previous month and year-to-date in each sector in which the Fund participates. In the case of Spectrum Currency, we provide the trading gains and trading losses for the five major currencies in which the Fund participates, and composite information for all other "minor" currencies traded within the Fund.

   The trading results by sector charts indicate the monthly and year-to-date composite percentage returns generated by the specific assets dedicated to trading within each market sector in which each Fund participates. Please note that there is not an equal amount of assets in each market sector, and the specific allocations of assets by a Fund to each sector will vary over time within a predetermined range. Below each chart is a description of the factors that influenced trading gains and trading losses within each Fund during the previous month.

   On January 1, 2004, the general partner added Graham Capital Management, L.P. ("Graham") as a trading advisor for Morgan Stanley Spectrum Select L.P.
("Spectrum Select") and Winton Capital Management Limited ("Winton") as a trading advisor for Morgan Stanley Spectrum Technical L.P. ("Spectrum Technical").

   The general partner allocated approximately 5.0-7.5% of Spectrum Select's net assets to Graham's Global Diversified Program at 1.5 times the standard leverage it applies for such program and approximately 5.0-7.5% of Spectrum Select's net assets pursuant to Graham's Selective Trading Program at 1.5 times the standard leverage it applies to such program. At each monthly closing, Graham's Global Diversified Program at 1.5 times the standard leverage it applies for such program, will be allocated approximately 16 2/3% of the net proceeds from additional investments received by Spectrum Select, and approximately 16 2/3% of the redemptions from Spectrum Select. At each monthly closing, Graham's Selective Trading Program at 1.5 times the standard leverage it applies for such program, will be allocated approximately 16 2/3% of the net proceeds from additional investments received by Spectrum Select, and approximately 16 2/3% of the redemptions from Spectrum Select. Graham will be paid a monthly management fee at a 2% annual rate and a monthly incentive fee equal to 20% of any trading profits.

   The general partner allocated approximately 10-15% of Spectrum Technical's net assets to Winton's Diversified Trading Program at standard leverage. At each monthly closing, Winton will be allocated 25% of the net proceeds from additional investments received by Spectrum Technical, and 25% of the redemptions from Spectrum Technical. Winton will be paid a monthly management fee at a 2% annual rate and a monthly incentive fee equal to 20% of any trading profits.

   Limited partners of Spectrum Select and Spectrum Technical are reminded that, subject to certain restrictions, they have the right to redeem their units on a monthly basis, and they may vote to take certain actions with respect to each applicable Partnership's operations, as more fully set forth in Section 15 of each Limited Partnership Agreement on pages A-20-21 of the prospectus.

   I WOULD ALSO LIKE TO TAKE THIS OPPORTUNITY TO INFORM YOU THAT WE ANTICIPATE SCHEDULE K-1 (FORM 1065) TAX FORMS REPORTING EACH LIMITED PARTNER'S SHARE OF THE PARTNERSHIP INCOME, LOSS AND DEDUCTIONS FOR CALENDAR YEAR 2003 WILL BE MAILED TO HOLDERS OF NON-IRA ACCOUNTS DURING THE LAST WEEK OF FEBRUARY. SHOULD YOU HAVE AN IRA ACCOUNT AND WISH TO RECEIVE A SCHEDULE K-1 TAX FORM, PLEASE CONTACT YOUR MORGAN STANLEY FINANCIAL ADVISOR.

   Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation, 825 Third Avenue, 9th Floor, New York, NY 10022 or your Morgan Stanley Financial Advisor.

   I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


/s/ Jeffrey A. Rothman
----------------------
Jeffrey A. Rothman
Chairman and President
Demeter Management Corporation
General Partner for
Morgan Stanley Spectrum Currency L.P.
Morgan Stanley Spectrum Global Balanced L.P.
Morgan Stanley Spectrum Select L.P.
Morgan Stanley Spectrum Strategic L.P.
Morgan Stanley Spectrum Technical L.P.

--------------------------------------------------------------------------------
 SPECTRUM CURRENCY
--------------------------------------------------------------------------------

             [Data below represents bar chart in the printed piece]

                               MONTH ENDED        YTD ENDED
                            JANUARY 31, 2004   JANUARY 31, 2004

Australian dollar                  0.47             0.47
British pound                      1.09             1.09
Euro                              -0.09            -0.09
Japanese yen                       0.3              0.3
Swiss franc                        0.43             0.43
Minor currencies                  -2.53            -2.53





   Note: Reflects trading results only and does not include fees or interest income. Minor currencies may include, but are not limited to, the South African rand, Thai baht, Greek drachma, Singapore dollar, Mexican peso, New Zealand dollar and Norwegian krone.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:

[] Losses were experienced from long positions in the South African rand and short positions in the Mexican peso, both versus the U.S. dollar. Losses in the rand stemmed from expectations for a decline in gold prices due to an anticipated improvement in the global macro-economic environment during 2004. Losses in the peso versus the U.S. dollar were spurred by encouraging signs of a recovery in the Mexican economy. Long positions in certain European currencies, particularly the Norwegian krone and Czech koruna, were also unprofitable amid a strengthening of the U.S. dollar caused by a perceived shift in U.S. Federal Reserve interest rate policy.

FACTORS INFLUENCING MONTHLY TRADING GAINS:

[] Fund gains were provided from long positions in the British pound and Japanese yen versus the U.S. dollar as the dollar sold off early in the month due to: U.S. current-account deficits, interest rate differentials between the U.S. and most other major economies, and concerns for potential terrorist attacks against U.S. interests. Short positions in the Swiss franc versus the U.S. dollar also supplied gains, as the dollar's value improved late in the month amid the prospects for future increases in U.S. interest rates--an idea that was nurtured by comments made during the U.S. Federal Reserve's meeting in the final week of the month.

[] Gains were also  contributed  from long  positions in the  Australian and New
   Zealand dollars versus the U.S. dollar as rising commodity prices, as well as the aforementioned economic concerns, boosted the values of these "Commodity Currencies."

--------------------------------------------------------------------------------
 SPECTRUM GLOBAL BALANCED
--------------------------------------------------------------------------------

            [Data below represents bar chart in the printed piece]

                               MONTH ENDED        YTD ENDED
                            JANUARY 31, 2004   JANUARY 31, 2004

Currencies                        -0.22            -0.22
Interest Rates                    -0.19            -0.19
Stock Indices                      0.33             0.33
Energies                          -0.21            -0.21
Metals                            -0.34            -0.34
Agriculturals                      0.08             0.08


   Note: Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:

[] The Fund incurred losses from trading in base metals markets. Long futures positions in nickel experienced losses as prices fell due to a strengthening of the U.S. dollar during the latter half of the month.

[] The Fund experienced losses in the currency markets from long positions in the Mexican peso versus the U.S. dollar as the peso's value fell under pressure from declining Mexican interest rates and U.S. dollar weakness against the euro. Long crossrate positions in the Swiss franc versus the Japanese yen also experienced losses due to a rise in the value of the yen. Later in the month, long positions in European currencies versus the U.S. dollar were also unprofitable.

[] Long futures positions in crude oil incurred losses as prices declined amid news of higher oil inventories.

[] In the global interest rate markets, losses resulted from long positions in Australian interest rate futures as prices moved lower in sympathy with U.S. fixed income prices after the U.S. Federal Reserve hinted at possible rate increases in the near future.

FACTORS INFLUENCING MONTHLY TRADING GAINS:

[] The Fund recorded profits in the equity index sector generated from long U.S.
   stock index futures positions. U.S. equity prices moved higher in response to positive company earnings reports, in addition to signs of growing U.S. consumer confidence.

--------------------------------------------------------------------------------
 SPECTRUM SELECT
--------------------------------------------------------------------------------

            [Data below represents bar chart in the printed piece]

                               MONTH ENDED        YTD ENDED
                            JANUARY 31, 2004   JANUARY 31, 2004

Currencies                        0.97             0.97
Interest Rates                   -1.14            -1.14
Stock Indices                     0.97             0.97
Energies                         -0.28            -0.28
Metals                            1.43             1.43
Agriculturals                     0.99             0.99


Note: Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING GAINS:

[] The Fund generated gains in the metals markets from long futures positions in base metals. Prices for both copper and aluminum reacted positively to increased demand from China coupled with a weaker U.S. dollar early in the month. News of decreased market supply, along with higher global equity prices, contributed to the rally in prices. Smaller gains were supplied from long futures positions in silver as prices benefited from continued U.S. dollar weakness in early January.

[] Strong gains were also achieved in the agricultural markets, primarily from long futures positions in corn and soybeans. Corn prices finished higher as increased exports abroad caused prices to rally during the month. Prices for soybeans and its related products benefited from increased demand from Asia. Long futures positions in coffee supplied additional gains as prices ascended amid technical strength.

[] Profits were recorded in the global stock index markets from long positions in U.S. and European global stock index futures. Equity index prices increased following reports of strong company earnings and growing U.S. consumer confidence.

[] Gains were also achieved within the currency sector, primarily from long positions in the British pound versus the U.S. dollar. The dollar sold off due to: U.S. current-account deficits, interest rate differentials between the U.S. and most other major economies, and concerns for potential terrorist attacks against U.S. interests. Short positions in the Swiss franc versus the U.S. dollar also supplied gains, as the dollar's value improved amid the prospects for future increases in U.S. interest rates--an idea that was nurtured by comments made during the U.S. Federal Reserve's meeting in the final week of the month. Smaller gains were contributed from long positions in the Australian and New Zealand dollars as rising commodity prices, in addition to the aforementioned concerns, boosted their values.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:

[] Fund losses were incurred in the global interest rate markets, primarily during the final week of the month. Long positions in U.S. and European interest rate futures experienced losses as prices declined following comments from the U.S. Federal Reserve concerning a shift in the Board's interest rate policy. Short positions in Australian interest rate futures deepened sector losses as prices reversed higher during the final week of the month.

[] The energy sector also experienced losses, primarily from trading in the natural gas markets. As reports of elevated inventories filtered throughout the markets during the final week of the month, prices fell, resulting in losses for long futures positions in natural gas.

--------------------------------------------------------------------------------
 SPECTRUM STRATEGIC
--------------------------------------------------------------------------------

           [Data below represents bar chart in the printed piece]

                               MONTH ENDED        YTD ENDED
                            JANUARY 31, 2004   JANUARY 31, 2004

Currencies                       -0.9             -0.9
Interest Rates                   -1.08            -1.08
Stock Indices                     1.29             1.29
Energies                         -0.21            -0.21
Metals                            0.97             0.97
Agriculturals                     1.48             1.48


Note: Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING GAINS:

[] Fund gains were generated in the agricultural commodity sector from long futures positions in soybeans and its related products as prices benefited from increased demand from Asia. Long futures positions in corn enhanced sector gains for the month as prices moved higher amid increased exports abroad.

[] Within the equity index sector, the Fund generated gains from long U.S., European and Asian stock index futures positions. Equity index prices increased following reports of strong company earnings and growing U.S. consumer confidence.

[] The Fund generated gains in the metals markets from long futures positions in base metals, such as copper, aluminum, nickel and lead. Prices for industrial metals reacted positively to increased demand from China coupled with a weaker U.S. dollar early in the month. News of decreased market supply, along with higher global equity prices, contributed to the rally in prices.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:

[] Fund losses were experienced in the global interest rate markets. Long positions in U.S. and European interest rate futures experienced losses as prices sharply declined following comments from the U.S. Federal Reserve concerning a shift in their interest rate policy.

[] Losses were also incurred in the currency sector. Long positions in the Canadian dollar versus the U.S. dollar were unprofitable as the U.S. dollar advanced amid a brief corrective recovery encouraged by a batch of positive U.S. economic data released mid-month.



--------------------------------------------------------------------------------
 SPECTRUM TECHNICAL
--------------------------------------------------------------------------------

          [Data below represents bar chart in the printed piece]

                               MONTH ENDED        YTD ENDED
                            JANUARY 31, 2004   JANUARY 31, 2004

Currencies                        2.76             2.76
Interest Rates                    1.03             1.03
Stock Indices                     0.53             0.53
Energies                         -0.47            -0.47
Metals                            0.62             0.62
Agriculturals                     -0.5             -0.5

Note: Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING GAINS:

[] Fund gains were provided from long positions in the British pound and Japanese yen versus the U.S. dollar. The dollar sold off due to: U.S. current-account deficits, interest rate differentials between the U.S. and most other major economies and concerns for potential terrorist attacks against U.S. interests. Gains were also contributed from long positions in the Australian dollar as rising commodity prices, in addition to the aforementioned concerns, boosted its value. Long euro crossrate positions also supplied gains during the month.

[] In the global interest rate markets, gains were recorded from long positions in European interest rate futures earlier in the month as prices moved higher following the release of economic data that demonstrated relative near-term weakness in the U.S. economy. Short positions in Australian interest rate futures produced additional gains as global bond prices weakened late in the month following comments by the U.S. Federal Reserve which were interpreted to mean the Fed would raise U.S. interest rates sooner than expected. Long Japanese government bond futures contributed profits as prices edged higher in response to firmness in the yen's value and market skepticism concerning the Japanese economy.

[] Profits were generated in the metals markets, primarily from base metals such as copper and aluminum. Prices for both metals reacted positively to increased demand from China coupled with a weaker U.S. dollar early in the month. News of decreased market supply, along with higher global equity prices, contributed to the rally in prices. Smaller gains were supplied from long futures positions in silver, which also benefited from the falling U.S. dollar in early January.

[] Within the equity index sector, profits were recorded from long positions in European and Asian stock index futures. Equity index prices increased following reports of strong company earnings and growing U.S. consumer confidence.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:

[] The Fund incurred losses from trading in the agricultural markets. Short futures positions in coffee experienced losses early in the month as prices reversed higher amid tight global supply and covering of short positions. Long futures positions in cotton recorded losses at month-end as news of increased supply and positive weather forecasts for growing regions forced prices lower.

[] Losses were also sustained in the energy markets from long futures positions in crude oil and its related products as prices declined due to higher than expected reserves.

 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
 FOR THE MONTH ENDED JANUARY 31, 2004 (UNAUDITED)

                                         MORGAN STANLEY                   MORGAN STANLEY
                                       SPECTRUM CURRENCY              SPECTRUM GLOBAL BALANCED
                                  ----------------------------      -----------------------------
                                              PERCENTAGE OF                       PERCENTAGE OF
                                             JANUARY 1, 2004                     JANUARY 1, 2004
                                                BEGINNING                           BEGINNING
                                   AMOUNT    NET ASSET VALUE           AMOUNT    NET ASSET VALUE
                                  --------  -------------------     ----------- ------------------
                                      $             %                     $             %

REVENUES
Trading profit (loss):
   Realized                          --              --                  750,504      1.43
   Net change in unrealized       (608,580)        (.32)              (1,004,491)    (1.91)
                                  --------         ----               ----------     -----
      Total Trading Results       (608,580)        (.32)                (253,987)     (.48)
Interest income (Note 2)           107,037          .06                   39,286       .07
                                  --------         ----              -----------     -----
   Total Revenues                 (501,543)        (.26)                (214,701)     (.41)
                                  --------         ----               ----------     -----

EXPENSES
Brokerage fees (Note 2)            728,548          .38                  201,783       .38
Management fees (Note 3)           316,760          .17                   54,833       .11
Incentive fees (Note 3)             72,148          .04                       --        --
                                ----------         ----               ----------     -----
     Total Expenses              1,117,456          .59                  256,616       .49
                                  --------         ----               ----------     -----

NET LOSS                        (1,618,999)        (.85)                (471,317)     (.90)
                                ==========         ====               ==========     =====

 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 STATEMENTS OF CHANGES IN NET ASSET VALUE
--------------------------------------------------------------------------------
 FOR THE MONTH ENDED JANUARY 31, 2004 (UNAUDITED)

                                     MORGAN STANLEY                             MORGAN STANLEY
                                    SPECTRUM CURRENCY                     SPECTRUM GLOBAL BALANCED
                       ----------------------------------------    -----------------------------------------
                                                           PER                                        PER
                           UNITS           AMOUNT         UNIT          UNITS          AMOUNT         UNIT
                       --------------   -----------       -----     -------------    ----------       -----
                                             $              $                             $             $
Net Asset Value,
January 1, 2004        12,139,408.225   190,055,920       15.66     3,401,912.446    52,639,493       15.47
Net Loss                     --          (1,618,999)       (.14)          --           (471,317)       (.14)
Redemptions               (47,692.418      (740,186)      15.52       (73,336.729    (1,124,252)      15.33
Subscriptions             940,211.022    14,592,075       15.52       108,193.215     1,658,602       15.33
                       --------------   -----------                 -------------    ----------       -----
Net Asset Value,
 January 31, 2004      13,031,926.829   202,288,810       15.52     3,436,768.932    52,702,526       15.33
                       ==============   ===========                 =============    ==========       =====




The accompanying notes are an integral part of these financial statements.

 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
 FOR THE MONTH ENDED JANUARY 31, 2004 (UNAUDITED)

                                       MORGAN STANLEY                  MORGAN STANLEY               MORGAN STANLEY
                                      SPECTRUM SELECT               SPECTRUM STRATEGIC            SPECTRUM TECHNICAL
                               -----------------------------   -----------------------------  -----------------------------
                                             PERCENTAGE OF                   PERCENTAGE OF                   PERCENTAGE OF
                                           JANUARY 1, 2004                 JANUARY 1, 2004                JANUARY 1, 2004
                                               BEGINNING                      BEGINNING                       BEGINNING
                                  AMOUNT    NET ASSET VALUE      AMOUNT    NET ASSET VALUE      AMOUNT     NET ASSET VALUE
                               -----------  ---------------    ---------- ------------------  -----------  ----------------
                                    $               %               $             %               $                %
REVENUES
Trading profit (loss):
   Realized                     16,249,786         3.68          6,709,809       5.53          16,078,254         2.99
   Net change in unrealized     (2,428,232)        (.55)        (4,803,312)     (3.96)          5,071,399          .94
                               -----------        -----        -----------      -----         -----------         ----
     Total Trading Results      13,821,554         3.13          1,906,497       1.57          21,149,653         3.93
Interest income (Note 2)           260,399          .06             71,546        .06             315,752          .06
                               -----------        -----        -----------      -----         -----------         ----
     Total Revenues             14,081,953         3.19          1,978,043       1.63          21,465,405         3.99
                               -----------        -----        -----------      -----         -----------         ----

EXPENSES
Brokerage fees (Note 2)          2,667,533          .60            732,676        .60           3,251,530          .60
Management fees (Note 3)         1,062,140          .25            303,177        .25           1,165,938          .22
Incentive fees (Note 3)            882,383          .20            323,202        .27           2,164,133          .40
                               -----------        -----        -----------      -----         -----------         ----
   Total Expenses                4,612,056         1.05          1,359,055       1.12           6,581,601         1.22
                               -----------        -----        -----------      -----         -----------         ----

NET INCOME                       9,469,897         2.14            618,988        .51          14,883,804         2.77
                               ===========        =====        ===========      =====         ===========         ====

 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 STATEMENTS OF CHANGES IN NET ASSET VALUE
--------------------------------------------------------------------------------
 FOR THE MONTH ENDED JANUARY 31, 2004 (UNAUDITED)

                                 MORGAN STANLEY                       MORGAN STANLEY                    MORGAN STANLEY
                                 SPECTRUM SELECT                    SPECTRUM STRATEGIC                 SPECTRUM TECHNICAL
                     -----------------------------------  -----------------------------------  -----------------------------------
                                                     PER                                PER                                   PER
                         UNITS          AMOUNT      UNIT      UNITS         AMOUNT      UNIT        UNITS         AMOUNT     UNIT
                    ---------------  -----------   -----  --------------  ------------  -----   --------------  ----------  ------
                                          $          $                         $          $                          $        $
Net Asset Value,
  January 1, 2004    14,565,503.079  441,522,484   30.31   8,475,891.871  121,270,439   14.31   23,774,204.324  538,184,278  22.64
Net Income                 --          9,469,897     .65        --            618,988     .07         --         14,883,804    .62
Redemptions             (79,971.752   (2,475,925)  30.96     (65,069.488     (935,699)  14.38                    (3,253,225) 23.26
Subscriptions           693,955.042   21,484,851   30.96     519,409.228    7,469,105   14.38    1,150,459.373   26,759,683  23.26
                    ---------------  -----------   -----  --------------  ------------          --------------  -----------
Net Asset Value,
  January 31, 2004   15,179,486.369  470,001,307   30.96   8,930,231.611   128,422,833  14.38   24,784,800.200  576,574,540  23.26
                    ===============  ===========   =====  ==============  ============          ==============  ===========



The accompanying notes are an integral part of these financial statements.

 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
 (UNAUDITED)
================================================================================
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION. Morgan Stanley Spectrum Currency L.P. ("Spectrum Currency"), Morgan Stanley Spectrum Global Balanced L.P. ("Spectrum Global Balanced"), Morgan Stanley Spectrum Select L.P. ("Spectrum Select"), Morgan Stanley Spectrum Strategic L.P. ("Spectrum Strategic") and Morgan Stanley Spectrum Technical L.P. ("Spectrum Technical") (individually, a "Partnership" or collectively, the "Partnerships"), are limited partnerships organized to engage primarily in the speculative trading of futures contracts, options on futures contracts, and forward contracts on physical commodities and other commodity interests, including, but not limited to, foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests").

   The  Partnerships'   general  partner  is  Demeter   Management   Corporation
("Demeter").  The  non-clearing  commodity  broker  is  Morgan  Stanley  DW Inc.
("Morgan Stanley DW"). The clearing commodity brokers for Spectrum Global Balanced, Spectrum Select, Spectrum Strategic and Spectrum Technical are Morgan Stanley & Co. Incorporated ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL"). Spectrum Currency's clearing commodity broker is MS & Co. Demeter, Morgan Stanley DW, MS & Co., and MSIL are wholly-owned subsidiaries of Morgan Stanley.

   Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the limited partners based upon their proportional ownership interests.

USE OF ESTIMATES. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

REVENUE RECOGNITION. Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized profits (losses) on open contracts from one period to the next in the statements of operations. Monthly, Morgan Stanley DW pays each Partnership interest income based upon 80% of the month's average daily "Net Assets" (as defined in the Limited Partnership Agreements) for the month in the case of Spectrum

 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
 (CONTINUED)

Currency, Spectrum Select, Spectrum Strategic and Spectrum Technical, and on 100% in the case of Spectrum Global Balanced. The interest rate is equal to a prevailing rate on U.S. Treasury bills. For purposes of such interest payments, Net Assets do not include monies owed to the Partnerships on futures interests.

NET INCOME (LOSS) PER UNIT. Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

BROKERAGE AND RELATED TRANSACTION FEES AND COSTS. The brokerage fees for Spectrum Currency and Spectrum Global Balanced are accrued at a flat monthly rate of 1/12 of 4.6% (a 4.6% annual rate) of Net Assets as of the first day of each month.

   Brokerage fees for Spectrum Select, Spectrum Strategic and Spectrum Technical are accrued at a flat monthly rate of 1/12 of 7.25% (a 7.25% annual rate) of Net Assets as of the first day of each month.

   Such brokerage fees currently cover all brokerage commissions, transaction fees and costs, and ordinary administrative and continuing offering expenses.

OPERATING EXPENSES. The Partnerships incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by Morgan Stanley DW through the brokerage fees paid by the Partnerships.

INCOME TAXES. No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

DISTRIBUTIONS. Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

CONTINUING OFFERING. Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the close of business on the last day of the month. No selling commissions or charges related to the continuing offering of Units are paid by the limited partners or the Partnerships. Morgan Stanley DW pays all such costs.

REDEMPTIONS. Limited partners may redeem some or all of their Units at 100% of the Net Asset Value per Morgan Stanley Spectrum Series Unit as

 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
 (CONTINUED)

of the end of the last day of any month that is at least six months after the closing at which a person becomes a limited partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units redeemed on or prior to the last day of the twelfth month after such Units were purchased will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month after which such Units were purchased will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twenty-fourth month after which such Units were purchased will not be subject to a redemption charge. The foregoing redemption charges are paid to Morgan Stanley DW. Redemptions must be made in whole Units, in a minimum amount of 50 Units, unless a limited partner is redeeming his entire interest in a Partnership.

EXCHANGES. On the last day of the first month which occurs more than six months after a person first becomes a limited partner in any of the Partnerships, and at the end of each month thereafter, limited partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

DISSOLUTION OF THE PARTNERSHIPS. Spectrum Currency, Spectrum Global Balanced, Spectrum Strategic and Spectrum Technical will terminate on December 31, 2035 and Spectrum Select will terminate on December 31, 2025, regardless of financial condition at such time, or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

================================================================================
2. RELATED PARTY TRANSACTIONS

The Partnerships pay brokerage fees to Morgan Stanley DW as described in Note 1. Spectrum Global Balanced, Spectrum Select, Spectrum Strategic and Spectrum Technical's cash is on deposit with Morgan Stanley DW, MS & Co. and MSIL, and Spectrum Currency's cash is on deposit with Morgan Stanley DW and MS & Co., in futures interests trading accounts to meet margin requirements as needed. Morgan Morgan Stanley Spectrum Series Stanley DW pays interest on these funds as described in Note 1.

================================================================================
3. TRADING ADVISORS

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Morgan Stanley Spectrum Currency L.P.
  John W. Henry & Company, Inc.
  Sunrise Capital Partners, LLC

Morgan Stanley Spectrum Global Balanced L.P.
  SSARIS Advisors, LLC

Morgan Stanley Spectrum Select L.P.
  EMC Capital Management, Inc. ("EMC")
  Northfield Trading L.P. ("Northfield")
  Rabar Market Research, Inc. ("Rabar")
  Sunrise Capital Management, Inc. ("Sunrise")
  Graham Capital Management, L.P. ("Graham")

Morgan Stanley Spectrum Strategic L.P.
  Allied Irish Capital Management, Ltd.
  Blenheim Capital Management, L.L.C.
  Eclipse Capital Management, Inc.

Morgan Stanley Spectrum Technical L.P.
  Campbell & Company, Inc. ("Campbell")
  Chesapeake Capital Corporation ("Chesapeake")
  John W. Henry & Company, Inc. ("JWH")
  Winton Capital Management Limited ("Winton")

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

MANAGEMENT FEE. The management fee for Spectrum Currency is accrued at a rate of 1/12 of 2% per month of Net Assets allocated to each trading advisor on the first day of each month (a 2% annual rate).

   The management fee for Spectrum Global Balanced is accrued at a rate of 5/48 of 1% per month of Net Assets allocated to its sole trading advisor on the first day of each month (a 1.25% annual rate).

   The management fee for Spectrum Select is accrued at a rate of 1/4 of 1% per month of Net Assets allocated to EMC, Northfield, Rabar and Sunrise on the first day of each month (a 3% annual rate) and 1/12 of 2% per month of Net Assets allocated to Graham on the first day of each month (a 2% annual rate).

 MORGAN STANLEY SPECTRUM SERIES
--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
 (CONCLUDED)

   The management fee for Spectrum Strategic is accrued at a rate of 1/12 of 3% per month of Net Assets allocated to each trading advisor on the first day of each month (a 3% annual rate).

   The management fee for Spectrum Technical is accrued at a rate of 1/12 of 2% per month of Net Assets allocated to JWH and Winton on the first day of each month (a 2% annual rate) and 1/12 of 3% per month of Net Assets allocated to Campbell and Chesapeake on the first day of each month (a 3% annual rate).

INCENTIVE FEE. Sectrum Currency pays a monthly incentive fee equal to 20% of the trading profits experienced with respect to each trading advisor's allocated Net Assets as of the end of each calendar month.

   Spectrum Global Balanced and Spectrum Strategic each pay a monthly incentive fee equal to 15% of the trading profits experienced with respect to each trading advisor's allocated Net Assets as of the end of each calendar month.

   Spectrum Select pays a monthly incentive fee equal to 15% of the trading profits experienced with respect to the Net Assets allocated to EMC, Northfield, Rabar and Sunrise as of the end of each calendar month and 20% of the trading profits experienced with respect to the Net Assets allocated to Graham as of the end of each calendar month.

   Spectrum Technical pays a monthly incentive fee equal to 20% of the trading profits experienced with respect to the Net Assets allocated to Campbell, JWH and Winton as of the end of each calendar month and 19% of the trading profits experienced with respect to the Net Assets allocated to Chesapeake as of the end of each calendar month.

   Trading profits represent the amount by which profits from futures, forwards and options trading exceed losses after brokerage and management fees are deducted.

   For all Partnerships with trading losses, no incentive fee is paid in subsequent months until all such losses are recovered. Cumulative trading losses are adjusted on a pro-rata basis for the net amount of each month's subscriptions and redemptions.